[WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

FOIA Confidential Treatment Requested Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is:

Otonomy, Inc.

6275 Nancy Ridge Drive, Suite 100

San Diego, California 92121

Facsimile: (858) 200-0933

Attention: David A. Weber, Ph.D.,

President and Chief Executive Officer

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

July 22, 2014

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Daniel Greenspan
Christina De Rosa
Christine Torney
Mary Mast

RE:	Otonomy, Inc.
Registration Statement on Form S-1
File No. 333-197365

Ladies and Gentlemen:

On behalf of Otonomy, Inc. (the “Company”), we submit this letter in response to comments received from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 3, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-197365), originally confidentially submitted to the Commission on June 5, 2014 and originally filed by the Company with the Commission on July 11, 2014 (the “Registration Statement”). In this letter, we are responding only to Comment 10 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s Discussion and Analysis

Stock-based Compensation, page 64

10. We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please supplementally provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share (the “Midpoint Price”). The Price Range has been estimated based, in part, upon current market conditions and input received from J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Lead Underwriters”), including discussions that took place on July 22, 2014 between senior management of the Company, members of the board of directors of the Company, and representatives of the Lead Underwriters. The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, board of directors, and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to ours, the current valuations of public companies at a similar stage of clinical development as the Company, and recent market conditions. Prior to July 22, 2014, the Lead Underwriters had not provided the Company with a specific Price Range.

Please note that the foregoing per-share amounts, and the other per-share amounts set forth in this letter, do not reflect the impact of an anticipated reverse stock split. The Company expects to include the Price Range, as adjusted for an anticipated reverse stock split, in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process and the distribution of any preliminary prospectus relating to the IPO. We are providing this information to you supplementally to facilitate your review process.

Stock Option Grants and Common Stock Valuation

As disclosed on pages 64 – 66 of the Registration Statement, in the preceding twelve months, the Company’s board of directors, with input from management, determined the fair value of the Company’s common stock to be $0.18 per share as of May 15, 2014 and $0.05 per share as of November 30, 2013, after considering valuation reports from an independent third-party valuation specialist as well as the other objective and subjective factors described in the Registration Statement. Set forth below in this letter is a discussion of each valuation and option grant in the preceding twelve months, along with a comparison of the estimated fair value of the Company’s common stock at May 15, 2014 to the Midpoint Price.

November 30, 2013 Valuation

In preparing the November 30, 2013 valuation, the Company allocated enterprise value using a hybrid of the option pricing method (“OPM”) (90% weighting) and the probability-weighted expected return model (the “PWERM”) (10% weighting). Both the OPM and the PWERM utilize the enterprise value determined using market approaches. The enterprise value was allocated using the OPM for a stay private scenario and the PWERM for an IPO scenario. The resulting fair value of the Company’s common stock was $0.05 per share (the “November Valuation Price”).

The hybrid model utilized a 90% probability that the Company would stay private and a 10% probability of an IPO within 1.08 years. For the stay private scenario, the Company used a back-solve method so that the enterprise value equaled the contemplated value of the Company determined by the first closing of the Series C preferred stock financing transaction with both existing and new third-party investors, which was completed in August 2013. A discount for lack of marketability (“DLOM”) of 25% was applied to the stay private scenario. For the IPO scenario, the PWERM utilized the post-money valuations of comparable public companies and a present value discount factor was used that was based on a 25% cost of capital. A DLOM of 17% was applied to the IPO scenario. The DLOMs used in the IPO and stay private scenarios were derived from the then-current estimates of the time to a liquidity event made by the Company’s board of directors, with input from the Company’s senior management.

December 20, 2013, January 31, 2014 and March 6, 2014 Grants

On December 20, 2013, January 31, 2014 and March 6, 2014, the Company granted options to purchase the following number of shares of the Company’s common stock:

Grant Date	Number of Shares of Common Stock Underlying Each Option
December 20, 2013	30,319,793
January 31, 2014	5,642,500
March 6, 2014	660,000

At each grant date listed above, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.05 per share in consideration of the valuation analysis as of November 30, 2013 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-generating events had taken place between the November 30, 2013 valuation date and each grant date listed above.

May 15, 2014 Valuation

In preparing the May 15, 2014 valuation, the Company allocated enterprise value using a hybrid of the OPM (55% weighting) and the PWERM (45% weighting). Both the OPM and the PWERM utilize the enterprise value determined using market approaches. The enterprise value was allocated using the OPM for a stay private scenario and a no value to common stock scenario, and the PWERM for an IPO scenario. The resulting fair value of the Company’s common stock was $0.18 per share (the “May Valuation Price”).

The hybrid model utilized a 50% probability that the Company would stay private, a 30% probability of an IPO within 0.25 years, a 15% probability of an IPO within 1.38 years and a 5% probability that the Company’s common stock would have no value. For the stay private scenario, the Company used a back-solve method so that the enterprise value equaled the contemplated value of the Company determined by the closing of the Series D preferred stock financing transaction with both existing and new third party investors, which was completed in April 2014. A DLOM of 15% was applied to the stay private scenario. For the IPO scenarios, the PWERM utilized the post-money valuations of comparable public companies. The IPO scenarios used a DLOM of 10% and a present value discount factor based on a 21% cost of capital. The DLOMs used in the stay private and IPO scenarios were derived from the then-current estimates of the time to a liquidity event made by the Company’s board of directors, with input from the Company’s senior management. The no value to common stock scenario contemplated circumstances resulting from a failure of the Company’s Phase 3 trials of AuriPro and Phase 2b trial of OTO-104. This scenario assumed a liquidation of the business, where the Company’s preferred stockholders would recover a portion of their original investment through the sale of the Company’s assets, but no value would remain available for distribution to the Company’s common stockholders.

The significant internal and external events between March 6, 2014 and May 15, 2014 that either directly impacted the Company’s enterprise value or contributed to updated estimates regarding the timing and nature of future liquidity events were as follows:

•	On May 12, 2014, the Company held an organizational meeting for its IPO.

•	On May 8, 2014, the Company announced that it had completed its patient enrollment for its two Phase 3 trials of AuriPro, the Company’s lead product candidate, for the treatment of pediatric patients with middle ear effusion at the time of tympanostomy tube placement surgery.

•	On April 23, 2014, the Company closed the sale and issuance of 145,073,529 shares of its series D convertible preferred stock at $0.34 per share to new third party and existing investors for gross cash proceeds of $49.3 million.

June 3, 2014 Grants

On June 3, 2014, the Company granted options to purchase 24,636,500 shares of common stock. The Company has not granted any other equity awards since June 3, 2014. At June 3, 2014, the Company’s board of directors determined that the fair value of the Company’s common stock was $0.18 per share in consideration of the valuation analysis as of May 15, 2014 and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Company’s board of directors concluded that no significant internal or external value-generating events had taken place between the May 15, 2014 valuation date and June 3, 2014.

Comparison of the May Valuation Price and the Midpoint Price

As is typical in an initial public offering, the estimated price range for the offering was not derived using a formal determination of fair value, but was determined primarily by negotiation between the Company and the Lead Underwriters. Among the factors that were considered in setting the Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Midpoint Price exceeds the May Valuation Price of $0.18 per share, which was determined as described above, by $[*] per share. The Company respectfully submits that the difference between the May Valuation Price and the Midpoint Price is primarily attributable to the following factors:

•	The May Valuation Price did not account for the achievement of significant regulatory and clinical events that had not yet occurred as of May 15, 2014, but had occurred before the determination of the Price Range:

•	On July 8, 2014, the Company announced positive results from its two Phase 3 trials of AuriPro in a total of 532 pediatric patients. In both trials, AuriPro achieved the primary efficacy endpoint with statistical significance (p<0.001) and AuriPro was well tolerated. The Company believes that without positive results from its two Phase 3 trials of AuriPro, there would not be a receptive market for the IPO and the IPO would likely not occur in the near-term. Thus, the Company respectfully submits that positive clinical results is the most significant factor contributing to the difference between the May Valuation Price and the Midpoint Price.

•	On June 27, 2014, the Company received authorization from the Medicines and Healthcare Products Regulatory Agency to proceed with a multiple-dose clinical trial of OTO-104 in the United Kingdom.

•	On June 25, 2014, the FDA removed the Partial Clinical Hold on OTO-104, which had prevented the Company from conducting, in the United States, the multiple-dose clinical trials necessary to demonstrate the safety of repeated use of OTO-104. OTO-104 was subject to Partial Clinical Hold since July 2013 and the Company respectfully submits that the removal of Partial Clinical Hold further allows for the IPO to proceed in the near-term and is another significant factor contributing to the difference between the May Valuation Price and the Midpoint Price.

•

The methodology for determining the May Valuation Price incorporated multiple liquidity scenarios, not all of which allocate value to the Company’s stockholders on a fully diluted, as-converted to common stock basis. The Midpoint Price assumes with 100% probability that the Company completes an IPO, in connection with which all of the Company’s convertible preferred stock will be converted into common stock. This factor is significant because the holders of the

Company’s preferred stock currently enjoy substantial economic rights and preferences over the holders of the Company’s common stock, including (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and (ii) liquidation payments in preference to holders of the Company’s common stock. The Midpoint Price assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•	The valuation report prepared by management and the Company’s third-party valuation specialist in determining the May Valuation Price utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO.

•	The inclusion of other factors by the Lead Underwriters in their valuation models of indicated market values in determining the Price Range, which factors may not have been expressly considered in the Company’s valuations as a private company, or are not quantifiable in the Company’s valuation models as a private company, or are not objectively determinable by the Company.

•	The Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of the June 3, 2014 grant date represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO. This illiquidity also accounts for a substantial portion of the difference between the May Valuation Price and the Midpoint Price. In the determination of the May Valuation Price, the incorporation of multiple liquidity scenarios along with the application of a present value discount factor based on a 21% cost of capital and a DLOM of 10% in the IPO scenario accounted for the difference between the May Valuation Price and the Midpoint Price as follows:

•	Under the IPO scenario, a probability weighting of 45% was assigned and the fair value of the Company’s common stock was determined to be $0.15 per share. A total probability weighting of 55% was assigned to the stay private and no value scenarios and resulted in a fair value determination of $0.03 per share, a decrease of approximately $0.12 per share compared to the IPO scenario. The total value was $0.18 per common share after combining the probability weighted result of both scenarios. The Company respectfully submits that the IPO scenario results in a higher fair value per share determination than the other scenarios because under the IPO scenario, the Company’s preferred stock would convert into shares of the Company’s common stock in connection with the IPO and, therefore, the liquidation preferences of the Company’s preferred stock would be eliminated upon the completion of the IPO. Accordingly, after applying the indicated probability weighting, the consideration of another liquidity event scenario accounted for approximately $[*] per share of the $[*] per share difference between the May Valuation Price and the Midpoint Price.

•	The application of the DLOM and present value discount factor used for the IPO scenario in the May 15, 2014 valuation report accounted for approximately $[*] per share of the $[*] per share difference between the May Valuation Price and the Midpoint Price.

In conclusion, the Company respectfully submits that the differences between the estimated IPO price (i.e., the Midpoint Price), the latest valuation (i.e., the May Valuation Price) and the prior valuation (i.e., the November Valuation Price) are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

* * *

If you require any additional information on the matters contained in this letter, or if we can provide you with any other information that will facilitate your review, please advise us at your earliest convenience. You may reach me at (650) 849-3223.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David A. Weber, Ph.D., President & Chief Executive Officer, Otonomy, Inc.
Paul E. Cayer, Chief Financial & Business Officer, Otonomy, Inc.
Kenneth Clark, Wilson Sonsini Goodrich & Rosati, P.C.
Daniel Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Knapp, Wilson Sonsini Goodrich & Rosati, P.C.
Charles Kim, Cooley LLP
Andrew Williamson, Cooley LLP